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www.dechert.com

ADAM T. TEUFEL

adam.teufel@dechert.com
+1 202 261 3464 Direct
+1 202 261 3164 Fax

November 25, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Attention:	Irene Paik

Justin Dobbie

Re: Hashdex Nasdaq Crypto Index US ETF

Amendment No. 1 to Registration Statement on Form S-1

Filed October 1, 2024

File No. 333-280990

Ladies and Gentlemen:

On behalf of our client, Hashdex Nasdaq Crypto Index US ETF (the “Trust” or the “Registrant”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated October 18, 2024 (the “Comment Letter”), relating to the Trust’s Registration Statement on Form S-1 (File No. 333-280990) filed with the Commission on October 1, 2024 (the “Registration Statement”). On behalf of the Trust, we are concurrently filing via EDGAR Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”).

The Amendment and this correspondence provide the Registrant’s responses to the Comment Letter.

Each of the Staff’s comments from the Comment Letter is repeated below in italics and followed by the Registrant’s response. Capitalized terms used, but not defined, herein are used with the same meaning given to them in the Amendment. Any disclosure changes made in response to the Staff’s comments, as set forth below, in one place are also made in other applicable places of the prospectus contained in the Amendment (the “Prospectus”).

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to prior comment 43. Please provide the address and telephone number of your agent for service on the registration statement cover page.

Response: The Prospectus has been revised accordingly.

Prospectus Summary

Principal Investment Risks of an Investment in the Trust, page 3

2. Please revise the fourth bullet in this section to clarify that in the occurrence of a fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights and any IR Virtual Currency associated with such event and that Shareholders will not receive the benefits of any Incidental Rights and any IR Virtual Currency.

Response: The Prospectus Summary has been revised accordingly.

3. Refer to pages 50-51. Please include a bullet point addressing the complexity of the tax treatment and acknowledging that shareholders will have tax liability for their allocable share of the Trust’s taxable income.

Response: The Prospectus has been revised accordingly.

The Offering, page 5

4. We note that you include cross references on pages 7 and 8 to “The Trust Agreement — Voting Rights” and “The Trust Agreement — Liability and Indemnification,” respectively. These sections no longer exist. Please revise your disclosure accordingly.

Response: The Prospectus Summary has been revised accordingly. Please see sections entitled “The Trust Agreement — Voting Rights” and “The Trust Agreement — Liability and Indemnification.”

Overview of the Index Constituents’ Industry

Regulation and Government Oversight of Bitcoin and Ether, page 62

5. Please remove the third paragraph on page 63 as the disclosure lacks the appropriate context for the referenced statements.

Response: The Prospectus has been revised accordingly.

Business of the Trust

Index Constituents Criteria, page 65

6. Please clarify what you mean when you state that to be eligible for inclusion in the Index, crypto assets must serve as the “underlying asset for a derivative instrument listed on a U.S.-regulated derivatives platform” and reconcile this statement with footnote 10 of the amended Rule 19b-4 application. We also note your disclosure on page 65 that currently, there are no U.S.-regulated crypto asset trading platforms and therefore, no crypto assets are eligible for inclusion in the Index based on this criterion. Please disclose whether any crypto assets other than bitcoin and ether are eligible for inclusion in the Index based on whether it serves as an underlying asset for a derivative instrument listed on a U.S.-regulated derivatives platform. Please also provide us a list of the U.S.-regulated derivatives platforms that list crypto asset derivative instruments.

Response: The Prospectus has been revised accordingly.

Creation and Redemption of Shares

Issuance of Baskets, page 77

7. We are unable to locate the changes you have made in response to prior comment 33. Please provide the requested disclosure regarding the Trade Credit Lender and Trade Financing Agreement.

Response: The Sponsor does not intend to enter into a trade financing agreement before the Trust commences its operations and qualifies as an eligible contract participant.

Additional Information about the Trust, page 81

8. Please restore disclosure that you have removed about the Trust Agreement relating to liability and indemnification provisions, withdrawal of the Sponsor, meetings, voting rights, and limited liability of shareholders.

Response: The Prospectus has been revised accordingly. Please see sections entitled “Additional Information about the Trust — Liability and Indemnification,” “Additional Information about the Trust — Withdrawal of the Sponsor,” “Additional Information about the Trust — Meetings,” “Additional Information about the Trust — Voting Rights,” and “Additional Information about the Trust — Limited Liability of Shareholders.”

Termination of the Trust, page 82

9. We note your disclosure that if the Trust fails to qualify for treatment, or ceases to be treated, as a “grantor trust” under the Code or any comparable provision of the laws of any State or other jurisdiction where that treatment is sought, the Sponsor may determine that termination of the trust is advisable. Please clarify, where applicable, whether you are assuming that the Trust is a grantor trust for U.S. federal income tax purposes.

Response: No, the Trust intends to be treated as a partnership for U.S. federal income tax purposes. The Prospectus has been revised accordingly.

Amendments, page 84

10. We note your revisions in response to prior comment 34. Please disclose how and when the Sponsor will notify the Shareholders of material amendments to the Trust Agreement, including whether there will be notice prior to the amendment. Also provide risk factor disclosure that the Sponsor can amend the Trust Agreement in its sole discretion.

Response: The Prospectus has been revised accordingly. Please see revised disclosures in sections entitled “Risk Factors — The Sponsor may amend the Trust Agreement without the consent of the Shareholders,” and “Additional Information about the Trust — Amendments.”

Exhibit Index, page II-2

11. Refer to your response to prior comment 41. Please file a tax opinion or tell us how you concluded that the tax consequences of the Shares are not material to investors. We note your disclosure in the last sentence of the third full paragraph on page 94 and associated discussion.

Response: The section of the Prospectus titled “U.S. Federal Income Tax Consequences” has been revised to include the following:

The discussion represents, insofar as it describes conclusions as to US federal income tax law and subject to the limitations and qualifications described below, the opinion of Dechert LLP. The opinion of Dechert LLP, however, is not binding on the United States Internal Revenue Service (“IRS”) or on the courts and does not preclude the IRS from taking a contrary position. The discussion below is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder and judicial and administrative interpretations of the Code, all as in effect on the date of this prospectus and all of which are subject to change either prospectively or retroactively.

*    *    *

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	Samir Kerbage, Hashdex

Julia Castelo Branco Rocha, Hashdex

Davi Marques, Hashdex

Neel Maitra, Dechert LLP

Anna Tomczyk, Dechert LLP

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